

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

September 11, 2009

<u>Via U.S. Mail and Facsimile</u>

John Lister
Vice President of Legal Affairs
DexCom, Inc.
6340 Sequence Drive
San Diego, CA 92121

  Re: **DexCom, Inc.**
    Form 10-K for the Year Ended December 31, 2008
    File No. 000-51222

Dear Mr. Lister:

  We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and related filings and do not, at this time, have any further comments.

  Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

        Sincerely,

        Tim Buchmiller
        Senior Attorney